Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated February 1, 2024

Relating to Preliminary Prospectus

Dated January 8, 2024

Registration Statement File No. 333-271402

JP OUTFITTERS, INC

DTC BRAND AGGREGATOR


THE TERRITORY AHEAD


The J. Peterman Company

CORPORATE PRESENTATION – FEBRUARY 2024

FREE WRITING PROSPECTUS STATEMENT

JP OUTFITTERS, INC

This presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in the Company's securities. The Company has filed a Registration Statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th Floor, New York, NY 10105 by email at syndicate@aegiscap.com or by telephone at (212)813-1010.

FORWARD-LOOKING STATEMENTS

JP OUTFITTERS, INC

This presentation of JP Outfitters, Inc. (the "Company") may contain statements that reflect the Company's intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as "expects," "plans," "will," "estimates," "projects," "intends," or words similar in meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company's operations and other factors, many of which are beyond the Company's control, and accordingly, actual results may differ materially from these forward-looking statements. Caution should be taken with respect to such statements and you should not place undue reliance on any such forward-looking statements. The Company or any of its affiliates, advisers or representatives or the underwriter has no obligation and does not undertake to revise forward-looking statements to reflect newly available information, future events, or circumstances. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risk and uncertainties affecting the Company, the reference is made to the Company's reports filed from time to time with the SEC, including by not limited to, the risks detailed in the Company's preliminary prospectus dated January 8, 2024, filed with the SEC as part of the Company's Registration Statement on Form S-1 (File No. 333-271402), and documents incorporated by referenced therein.

In evaluating its business, the Company uses certain non-GAAP measures as supplemental measures to review and assess its operating and financial performance. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with U.S. GAAP.

OFFERING DETAILS

JP OUTFITTERS, INC

Issuer	JP Outfitters, Inc.
Offering Type	Initial Public Offering
Price	$4.00
Shares Offered	2,400,000 Ordinary shares plus a 15%, 45-day over-allotment option.
Gross Proceeds	$9.6 Million (assuming Ordinary Shares are sold at the $4.00 price point)
Listing Symbol	NASDAQ: JPO
Pre-offering Ordinary Shares Outstanding	15,000,000 Ordinary Shares issued and outstanding
Use of Net Proceeds:	i. ~ $2.4 Million to support strategic acquisitions ii. ~$1.6 Million to help secure new bank lending arrangement iii. ~ $2.0 Million to payoff Trade Payable and Notes Payable iv. ~ $2.0 Million to support working capital needs
Underwriters	Aegis Capital Corp. – Bookrunning Manager



A DTC BRAND AGGREGATOR

JP Outfitters is a Direct-To-Consumer brand-building aggregator that seeks to leverage volume and "back of house" efficiencies to drive top-line growth and bottom-line performance through operating leverage

JP OUTFITTERS, INC

- Quality, DTC, multi-branded apparel business that looks to grow primarily via acquisitions of additional loyalty-inducing brands
- Business foundation in place from two well-established apparel brands
- Over the last three years we have continued to investment in people, processes, systems, and operations, which has allowed us to build an integrated scalable operating infrastructure focused on a flexible and cost-effective sale and distribution of our products
- Poised to acquire existing strong brands quickly and efficiently integrate into our operations with minimal incremental overhead. Current full-time employees approximately 29 and 3 independent contractors

The J. Peterman Company®

THE TERRITORY AHEAD

INVESTMENT HIGHLIGHTS

JP OUTFITTERS, INC

Net Revenue ($USM)


$15.5M
$28.7M
$26.1M
2019
2020
2021
2022
2019
JP Outfitters founded
Mid 2019
J. Peterman acquired
2020
Territory Ahead acquired

- Proven management team with significant DTC operational management and M&A experience
- Grew net revenue from $15.5M in 2020 to $26.1M in 2022 (30% CAGR) from two brands acquired in 2019
- Multi-decade relationship with Sterling Apparel Ltd. , a multi-generational Hong Kong-based direct manufacturer of men's and women's apparel that provides a sourcing cost advantage
- Built an integrated and scalable operating infrastructure adequate to support near term growth
- Positioned to seamlessly integrate subsequently acquired brands to generate substantial revenue growth and operating leverage
- Acquisitions following our IPO would be significant growth drivers

MANAGEMENT TEAM



ARNOLD COHEN
CEO

Arnie has more than 40 years of experience in fashion, merchandising, marketing, catalog, retail and e-commerce. Trained at Bloomingdales, Arnie has held a number of C-level positions, including Chief Merchandising Officer of Gucci, President and COO of J. Crew Group Inc, Chairman and CEO of London Fog, Sr. VP Marketing for American Eagle Outfitters, and EVP DSW / Mint Studios. Arnie is a graduate of The American University in Washington D.C.



SAM CHUNG
INTERIM CFO

Sam has served as Interim CFO since February 2023 and Director since April 2023. Mr. Chung has over 35 years of senior financial and management experience in North America and Asia across several industries, including garment trading and manufacturing, natural resources, international logistics, and real estate. Since December 2013, Mr. Chung has served as the Chief Financial Officer and Chief Operations Officer of Sterling Group Holdings Limited (Stock code: 1825), our long-term vendor and largest creditor. Sam, a Chartered Professional Accountant from Canada, received his bachelor's degree in Commerce from Simon Fraser University and an MBA from the University of British Columbia.



JONATHAN DUNAVANT
VP STRATEGY & MARKETING

Jonathan (JD) began his J. Peterman career at the company's first retail store in 1992. He moved to the marketing department in 1994, has held many positions within the marketing group over the years, and has served as the V.P. of Strategy and Marketing for the Company since February 2022. JD studied economics at The University of Kentucky.



RANDY PYLES
CHIEF MERCHANDISING OFFICER & GENERAL MANAGER OF THE TERRITORY AHEAD

Randy has served as the Chief Merchandising Officer of the Company and General Manager for The Territory Ahead brand since January 2020. Prior, he served as the V.P for Merchandising, Design and Creative for The Territory Ahead brand from 2018-2019 and Director of Men's and Women's Merchandising from 2013-2017. He is responsible for product design, merchandising, creative, sourcing, and the bottom line – from idea to execution. With over 25 years of experience in the industry, he has held several merchant roles with leading brands such as J. Crew. Randy holds a B.S. in Marketing from Liberty University.

FRONT OF HOUSE

Each brand has a unique dedicated team focused on product, brand, creative voice, image, and customer presentation



"So Puffin Excited!" Click Here To View Our New Spring 2024 Digital Catalog!
THE TERRITORY AHEAD
NEW ARRIVALS
SHIRTS & T-SHIRTS
PULLOVERS & SWEATERS
PANTS & SHORTS
BLAZERS & OUTERWEAR
SHOES & ACCESSORIES
TALL SIZES
SALE
Chat with us
SHOP SHIRTS
SHOP T-SHIRTS & POLOS
SHOP SWEATERS & PULLOVERS

JP OUTFITTERS, INC

BACK OF HOUSE

We leverage shared resources approach to optimize and streamline operations

- Raw Materials
- Manufacturing
- Warehousing & Distribution
- Systems
- Marketing
- Customer Service
- Finance
- Logistics



GROWTH THROUGH ACQUISITIONS OF NEW BRANDS

- "Plug and Play" model of acquiring strong, yet orphaned, retail brands
- Targeting brands with revenue of $10M – $30M, a strong brand image, and a loyal and established customer database
- We will maintain unique customer relationships from targeted brands but leverage our existing back-end systems and cross market to drive additional revenue
- We expect significant profit contribution after direct marketing costs (i.e., catalogs & ecommerce) through elimination of duplicative overhead
- Leveraging volume discounts and sharing of fabric, factories, and items between brands will help acquisitions be accretive to our bottom line

CURRENT PORTFOLIO



THE TERRITORY AHEAD



The J. Peterman Company®



Holiday on the Range Jacket

The eternal optimists within us says this year, the holidays will be much brighter and dare we say, dashing? Woven heavyweight cotton jacquard lined in poly Sherpa to keep you splendidly warm. Ideal for those chillier climates. Rustic and rugged. Blanket-like in appearance in a handsome myriad of vivid colors. Engraved buffalo antique brass buttons at front. Two flap pockets at chest. Brown corduroy trim at neck, elbows, and front pockets (sort of looks like suede).

THE TERRITORY AHEAD

JP OUTFITTERS, INC



Majani Jungle Shirt

Take to the streets and bazaars of Central and East Africa and you can't help but notice: there's color everywhere. From the red-clay soil and vibrant greenery to the region's famous kitenge fabrics, this is a world in polychrome. We've channeled that exuberance with this head-turning printed shirt, whose leaf pattern almost seems to have been rendered by a painter's hand. Made of peached (that is, softened and lightly textured) cotton poplin, it's the perfect combination of loud and earthy—a great shirt for easygoing daytime wear or going out, whether you're venturing into Kampala or Kigali or spicing things up nearer home. Coconut buttons.

THE TERRITORY AHEAD

Established in 1989, The Territory Ahead is inspired by Mark Twain's Huckleberry Finn, offering "exceptional clothing for life's adventures."

The brand is bold, functional, unique, and impactful and perfect for adventure without compromising quality or craftsmanship.

It offers comfortable and reliable apparel with attention to clever features and details inside and out of each garment.

The Territory Ahead caters to men who are affluent, educated, and range in age from 35 to 60 that like to travel the world. The brand has a strong e-commerce presence and delivers strong margins.

It is the largest and fastest growing brand in our portfolio. We have grown its revenue from $6.5M to $16.1M since acquiring the brand in 2020.



TRANSACTION SUMMARY

JP OUTFITTERS, INC

- Acquired Territory Ahead for $5M in early 2020

- **Acquisition process:**
  - Brought in a Creative Director/General Manager
  - Built a brand-specific team of five people to lead brand expansion
  - Expanded sourcing base
  - Set IMU (initial mark-up) requirements
  - Rationalized pricing to market competition and eliminated SKUs if not competitive
  - Rationalized the circulation plan
  - Fixed catalog density
  - Stronger emphasis on "newness" per catalog (goal of 20%) that compels customer to look at each catalog
  - Focused on core programs
  - Improved total customer experience

- Territory Ahead revenue grew to $6.5M, $15.8M, and $16.1M in 2020, 2021, and 2022, respectively, post-acquisition



Don't Be Shy.



The caftan. Perfected over two millennia ago, unchanged since.

Worn by millions of women (and men) in Turkey, Morocco, Egypt, Algeria, Arabia, India, Sumatra, Malaya, the Sahara. Why should you feel shy doing it?

A caftan can be on the sensual side, true. Something about the way the fabric flows over your body while you lounge around and entertain.

When you consider that nothing is more comfortable or easier to wear, though, it's probably worth the risk.

Floral Silk Caftan (Nº. 6809). Devastatingly dramatic ankle-length caftan in pure 100% silk satin. Alluring V neckline. Side slits at hem. Silk drawstring at waist so you can wear as loose or trim as you like.

Imported.

Women's sizes: S/M,L/XL.
Color: Multi.
Price: $288.

The J. Peterman Company®

JP OUTFITTERS, INC



The J. Peterman Company®

- Founded in 1987
- More than 75% of our revenues for J. Peterman in FY 2022 were from repeat customers, and the top 30% of our customers have an average life time spend > $1,000
- Customers are affluent and well-educated travelers
- Utilizing print catalog, we paint a unique backstory for each product, enabling customers to travel the world from the comfort of home
- Product offerings are displayed through color artist renderings

The American Wool Melton Peacoat.





The U.S. Navy peacoat is such a masterpiece of design that we felt certain it could hold its own if we challenged the traditional thinking.

We started with a heritage 1913 American peacoat style and then sourced the finest, most robust 100% wool melton.

Then we meticulously applied all the details you'd expect. Double breasted front. Authentic shank buttons (replicated from naval officer coats).

I could go on, but I think you see what we've accomplished here.

American Shawl Collar Wool Peacoat (Nº. 7341). 100% Wool Melton peacoat with a generous shawl collar to shield against cold. Tailored silhouette with back belt detail. Body lined in black Bemberg twill; sleeves lined in yarn-dyed stripe Bemberg twill. Upgraded tailoring details include: Leather trim pocket point reinforcements, cotton cord locker and lapel loops; and button tabs at sleeves. Pockets are lined in 8-wale cord for warmth. Sturdy keyhole style buttonholes throughout. Imported.

Men's sizes: S, M, L, XL, XXL.
Color: Navy.
Price: $598.



The Counterfeit Mailbag.

I borrowed the original from a friend, a retired mailman who, like thousands before him, was kind enough to test it out on the tree-lined streets of small towns everywhere. Before we were born.

It's simply perfect as a device for carrying important ideas and feelings back and forth. And the same as with those old and scarce and beautiful mailbags, people will look forward to seeing what you've got inside.

The Counterfeit Mailbag (Nº. 1005). Containing one vast, unzippered pocket, and another zippered. Shoulder strap and handle. Strong, soft leather that will only get better. Imported.

Size: 15" long x 7" wide x 12-1/2" tall.
Price: $298.

Toast to Winter

Not (just) because shearling has kept people warm for ages.

Or (only) because you'll look effortlessly, impossibly cool wearing it.

Without lifting a finger, unless it's to feel the exquisite softness of this shearling.

We cut this coat intentionally long to keep you cozy from neck to calf.

From brunch to après ski.

And for later, with Edward, under the fireworks in one grand toast to winter.

Cheers.

Roaring Fork Shearling Coat (Nº. 7388). Stitched from the most luxurious 100% leather shearling. Genuine horn buttons. Two generous flap pockets at front hip. Imported.

Women's sizes: XS, S, M, L, XL, XXL.
Color: Black.
Price: $1,600.



JP OUTFITTERS, INC

Cheers to Fate.



You won't need to climb the railing on the aft deck of an ocean liner in this (in fact, I discourage it outright) or require rescue by a young, handsome artist who has a way with the words.

No, consider instead the life this dress is truly meant to inhabit. Waltzes. Witty repartee. Winsome, knowing looks over the rim of a crystal coupe.

Everything grand, elegant. Romantic, mysterious.

Whether you pose for the artist later, well, that's entirely up to you.

Rose Met Jack Dress (Nº. 7477). This dramatic evening dress is wonderfully embellished with show-stopping beading and sequins in an elaborate floral and leaf motif. Intricate ruffle and sequin detail at neckline, cuff, edge of skirt overlay and hem. Silky viscose lining. Floaty nylon outer layer. Invisible zipper at wearer's left. Falls between calf and ankle. Imported.

Women's sizes: XS, S, M, L, XL, XXL.
Color: Merlot/Black.
Price: $598.



Botanical Beaded Purse (Nº. 7587). Detailed floral beadwork covers the body of this elegant, handmade evening bag. Hand-beaded 3D flowers set against a black background. Just enough shimmer. More than enough glitz for any holiday soirée. Handle is 5" H. Strap drop is 24 1/4". Non-removable top handle. Removable cross-body chain strap. Magnet flap closure. Inside pocket. Made of vegan leather. Handmade in USA.

Dimensions: 8 1/2" W x 7" H x 3" D.
Color: Black Multi.
Price: $378.

TRANSACTION SUMMARY

JP OUTFITTERS, INC

- Acquired J. Peterman out of an Article 9 reorganization in mid-2019

- **Actions taken post-acquisition:**
  - Built a brand-specific team of five people to lead brand expansion
  - Expanded sourcing base
  - Set IMU (initial mark-up) requirements
  - Rationalized pricing to market competition and eliminated SKUs if not competitive
  - Rationalized the circulation plan
  - Fixed catalog density
  - Stronger emphasis on "newness" per catalog (goal of 20%) that compels customer to look at each catalog
  - Focused on core programs
  - Improved total customer experience

- J. Peterman revenue grew to $6.2M, $9.2M, and $8.3M in 2020, 2021, and 2022, respectively, post-acquisition



JP OUTFITTERS, INC

FINANCIALS



Evening Wear?



There's something new happening here. Some of you see it. Some, I sense, are cautiously optimistic but also confused. You're asking…

"Is this a caftan?" Yes. Keep going.

"But this isn't boxy like a caftan." True.

"There's no elaborate print." Right again.

"There is decorative beading along the neckline. Like a… (pause) dress." Indeed, there is.

"It's flowing and sheer."

Yes, we broke some supposed caftan rules.

Next time the dress code calls for that same old little black dress, go ahead and break some rules.

Evening Caftan (N°. 5884). Our slim and flowing evening gown caftan in sheer poly chiffon. Knit slip dress lining with adjustable straps. Slip has V-neckline and waist-shaping darts to cut a flattering figure. French seams. Black starburst beading detail at front and back neckline. 3 ½" flounce at side seams. Side vents. Imported.

Women's sizes: XS, S, M, L, XL, XXL.

Color: Black, Gold.

Price: $178.

English Tweed.


Recoil pad at shoulder
Genuine leather edging.
Ettrick Sporting Tweed
Teviot Sporting Tweed
Lined in pure, Italian cotton

You're not strictly required to do sporting things in this jacket, but the urge will arise and persist.

Does it look impeccable with jodhpurs? Naturally. With a well-constructed pair of 5-wale corduroys? Always.

Looks refined in the saddle. Turns heads from Kentucky to Knightsbridge.

In rich colors inspired by moor and moss.

English Tweed Sporting Jacket (N°. 7309). Well-fitted, classic 3-pocket shooting blazer style painstakingly constructed from the finest sporting tweeds. Classic Green is made from 640-gsm Ettrick sporting tweed, an enduring favorite of dedicated field sports enthusiasts and esteemed for its rich color blends and tightly-twisted yarns. We chose Teviot sporting tweed for the distinctive Glen Plaid you see here, a luxurious blend of Australian merino and fine Cheviot 430-gsm wool. The recoil pad at shoulder conveys authentic fieldsport credentials while the soft, pure cotton lining from mill Dragoni of Italy tells you we left no detail to chance. Finished with genuine leather edging and showerproof Teflon treatment to enhance performance. One button-flap chest pocket and two roomy button-flap pockets at waist. Leather throat latch. Wood buttons. Made to exacting specifications in the U.K. Imported.

Men's sizes: S, M, L, XL, XXL.

Colors: Classic Green, Glen Plaid.

Price: $978.

SUMMARY CONSOLIDATED FINANCIAL DATA

Summary Consolidated Financial Data (Audited)			
($ millions)	2022 *	2021*	2020*
Gross Revenue	$ 32.1	$ 35.4	$ 19.4
Net revenue	26.1	28.7	15.5
COGS **	13.4	15.4	9.5
Gross profit	12.7	13.3	6.0
Operating expense:	17.8	17.4	10.8
Loss from operatio	(5.1)	(4.1)	(4.8)
Net loss	$ (5.7)	$ (3.6)	$ (5.1)

* Amount includes activity from our discontinued Guideboat brand

** Includes liquidated inventory activity related to discontinued Guideboat Brand

*** FY 2022 includes approximately $1.3 million of unique non-recurring costs and 2021 includes $850k in PPP loan forgiveness income (see Appendix II for more details)

Leap into Being.



“Great talk you gave at the PEN meeting.”

“We have twelve of your wonderful pots.”

“Terrific about the Oscar for Best Documentary. Don’t you think?”

People inevitably make assumptions about you based on how you dress, so why not wear things that nudge them in interesting directions?



Jaisalmer Dress (№. 6486). Low-calf length cut of pure cotton, bodice lined in a silk blend. Multi-panel design with high-waisted bodice, full-gored skirt. Mandarin collar and V-neck. Pom-pom trim around the full sweep. Braided belt with cord ball on each side of waist.

An unconventional beauty. Made in India.

Women’s sizes: S, M, L.

Color: Red Pink.

Price: $298.

JP OUTFITTERS, INC

Proposed IPO Use of Proceeds

Use of Proceeds:

- 30% towards strategic acquisitions
- 20% as collateral to secure traditional bank facilities at lower cost
- 25% to pay off outstanding A/P and bridge loans
- 25% for general working capital, including warehouse automation technology



INVESTMENT SUMMARY

- Proven management team with extensive experience driving improved merchandising, purchase processes, optimized marketing effectiveness, and operational efficiency
- Built an integrated and scalable operating infrastructure using "shared-service" concept, delivering uniform back-end support that ensures newly acquired brands can be integrated seamlessly
- Multi-decade relationship with Sterling Apparel Ltd. provides a sourcing cost advantage to the Company
- Acquisition market is highly disaggregated and target rich, and we believe inorganic growth strategy could be implemented quickly post-IPO and deliver immediate growth and accelerate path to profitability

JP OUTFITTERS, INC



Investor & Media Relations:

CORE IR

investors@jpoutfitters.com

516-222-2560

APPENDIX

MARKETING STRATEGY




1903


Otavalo Mountain Shirt.

CATALOGS ENHANCE THE CUSTOMER EXPERIENCE

JP OUTFITTERS, INC

- **Catalogs influence purchase decisions**
  - Catalogs are a push medium
  - Catalogs have a long "shelf life"
  - Stronger influence than websites or TV ads given tactile nature
  - Increase consumer joy in purchase process
- **Catalogs are a launch pad for omnichannel purchasing journeys**
  - Create awareness and inspire customers to buy through other channels
  - Conduit for those who like doing things the "traditional way" of placing orders
  - 15% of our sales placed via phone orders
- **Catalogs enable attribution and measurable results**
  - Phone and online orders tracked with codes attributed to a specific catalog
  - Can assess effectiveness, measure impact, and track ROI

MORE ON CATALOGS…

"…after many years of learning algorithms, investing in video advertising, learning social platforms, optimizing websites, and dealing with evolving and more restrictive privacy regulations and email fatigue, marketers, much like fashion that makes a comeback, are revisiting physical vehicles to communicate with their customers."

"Catalogs are very predictable. They allow brands to define their personality, create aspiration, and automatically trigger engagement with the consumer whenever they go to their mailbox. They can have a shelf life well beyond the fleeting digital ad and provide a more personal experience with the shopper."

Laura Barrett, former CEO, Soft Surroundings April 12, 2023

JP OUTFITTERS, INC

"Increasingly, companies that are rethinking their strategies are turning to an analog method: physical paper catalogs. And it's not just traditional retailers that are increasing their catalog investments either. Even online disrupters such as Amazon, Bonobos, and Wayfair have entered the catalog game."

"This finding leads us to believe that the audience for catalogs is growing, even as the pandemic subsides. The emerging remote/hybrid work culture and consumers' increased screen time will make analog experiences such as catalogs increasingly appealing and effective."

"We found that the ROI of catalog marketing on physical-prone customers is 60% higher than e-commerce-prone customers. These results make intuitive sense — store customers have a higher preference for haptic and sensory experiences, and catalogs provide an extension of these experiences."

"For e-commerce retailers without physical stores, catalogs can effectively mimic stores' sensory experiences to enhance customer affinity."

Jonathan Z. Zhang with Harvard Business Review July 19, 2022



DIGITAL MARKETING

JP OUTFITTERS, INC

- **Despite our roots in catalogs, the digital landscape is a key element of our growth strategy**
  - Emails are a very efficient marketing tool
  - More than 70% of orders are placed on our websites
  - 80% of returns are managed digitally vs. 100% via phone two years ago
  - Unified all brands to a standardized Shopify platform to allow for shared oversight and easy integration of newly acquired brands
  - Our in-house photo studio ensures our audience sees right content at the right time
  - We tailor our message (in near real-time) to purchasing trends and inventory levels

- **Social media accounts**

- **Active application of SEO**

THE TERRITORY AHEAD

	2022	YOY Change (%)	2021	YOY Change (%)	2020
Gross Revenue	$ 18.72	2.7%	$ 18.22	152.4%	$ 7.22
Net Revenue	$ 16.09	2.0%	$ 15.78	142.8%	$ 6.50
Direct Costs	$ 7.14	-0.1%	$ 7.14	161.9%	$ 2.73
Gross Profit	$ 8.95	-0.4%	$ 8.99	138.8%	$ 3.77
Initial Markup (%)	75.1%	0.4%	74.8%	1.2%	74.0%
Maintained Margin (%)	65.3%	-4.8%	68.6%	-2.3%	70.1%
AOV	$176.42	-7.4%	$190.61	3.9%	$183.45
AUR	$ 81.40	-11.4%	$ 91.88	-3.1%	$ 94.84
$/Book	$ 2.65	24.3%	$ 2.13	11.3%	$ 1.91

December 31, 2022	
CAC	$ 33.19
ROAS	$ 3.18
12 Month Customer File	57.3
Total Customer File	351.9

JP OUTFITTERS, INC

THE TERRITORY AHEAD


Territory Ahead
10,000.00
9,000.00
8,000.00
7,000.00
6,000.00
5,000.00
4,000.00
3,000.00
2,000.00
1,000.00
-
($,000)
76%
74%
72%
70%
68%
66%
64%
62%
60%
2020
2021
2022
Year
Gross Profit
Maintained Margin %
IMU %

The J. Peterman Company

	2022	YOY Change (%)	2021	YOY Change (%)	2020
Gross Revenue	$ 11.02	**-10.2%**	$ 12.28	42.6%	$ 8.61
Net Revenue	$ 8.27	**-10.1%**	$ 9.20	47.5%	$ 6.24
Direct Costs	$ 4.90	**-9.2%**	$ 5.39	16.2%	$ 4.64
Gross Profit	$ 3.37	**-11.5%**	$ 3.81	138.5%	$ 1.60
Initial Markup (%)	70.1%	**4.3%**	67.2%	-0.1%	67.3%
Maintained Margin (%)	54.2%	**-3.2%**	56.0%	37.0%	40.9%
AOV	$200.47	**-9.8%**	$222.34	54.4%	$144.02
AUR	$113.13	**-9.5%**	$125.00	79.0%	$ 69.83
$/Book	$ 1.80	**2.4%**	$ 1.75	-5.6%	$ 1.86

December 31, 2022	
CAC	$ 33.23
ROAS	$ 2.72
12 Month Customer File	34.3
Total Customer File	456.1

JP OUTFITTERS, INC

The J. Peterman Company


J. Peterman
($,000)
4,500.00
4,000.00
3,500.00
3,000.00
2,500.00
2,000.00
1,500.00
1,000.00
500.00
-
80%
70%
60%
50%
40%
30%
20%
10%
0%
2020
2021
2022
Year
Gross Profit
Maintained Margin %
IMU %

GLOSSARY OF TERMS



- AOV (Average Order Value) = Net Revenue divided by Total Net Orders Shipped
- AUR (Average Unit Revenue) = Net Revenue divided by Total Net Units Shipped
- CAC (New Customer Acquisition Costs) = Direct Marketing Expense to Acquire New Customers Divided by New Customers
- ROAS (Return on Ad Spend) = Net Revenue divided by Total Direct Marketing Costs
- DPB (Dollars per Book) = Revenue / # of Catalogs Mailed
- Maintained Margin = (Sales net of discounts – COGS) / (Sales net of discounts)
- Initial Markup Margin = ((MSRP * Units Sold) – COGS)) / (MSRP * Units Sold)